UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semi-annual period ended June 30, 2021

Paradyme Equities, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11042

California	82-1840271
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

43620 Ridge Park Drive #310, Temecula, California (Address of principal executive offices)	92590 (Zip Code)

(951) 901-5304

Registrant’s telephone number, including area code

Class A Limited Liability Company Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

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STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Paradyme”, “we”, “us”, “our” or “the Company” refers to Paradyme Equities, LLC.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our properties and our business;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

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●	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	decreased rental rates or increased vacancy rates;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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Item 1.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

Background Overview

Paradyme Equities, LLC is an emerging growth company that was formed on May 16, 2017. Our current focus is to invest in multifamily, self-storage and mixed-use commercial properties. The Company intends on identifying appropriate joint venture partners to locate and develop properties. Our current business strategy is to acquire properties in the United States with a specific focus on markets in the states of Arizona, Arkansas, California, Colorado, Florida, Idaho, Kansas, Missouri, Nevada, Oklahoma, Tennessee, and Texas.

Prior to the start of 2021, we had commenced only limited operations, primarily focused on organizational matters in connection with our offering of Class A Interests pursuant to our Offering Circular under Regulation A+ that was qualified on October 14, 2020. As of November 2, 2021, we have raised a total of $5,040,926 pursuant to such offering. The term of the Offering has been extended by our Manager from the original termination date of October 13, 2021 for an additional six-month period.

Beginning in 2021, we have been actively seeking potential investment opportunities, and have acquired one property and have one potential investment under consideration. See “Investments”.

The holders of Class A Interests are entitled to receive 100% of the Cash Flow until they have received a cumulative, non-compounded preferred return of 8.0% per annum on their Capital Contributions. Thereafter, the Class A Interest holders are entitled to receive 70% of the Cash Flow and the Manager, as the holder of all of the Class B Interests will receive 30% of the Cash Flow. Cash Flow, as defined, means, with respect to any period of the Company’s operation, the gross cash receipts of the Company, including funds released from reserves, reduced by the sum of the following: (a) all principal and interest payments and other sums paid on or with respect to any indebtedness of the Company, (b) all cash expenditures incurred incident to the operation of the Company’s business, including without limitation, any capital expenditure, (c) all amounts due the Manager, and (d) such cash reserves as the Manager shall from time to time designate or as may otherwise be required by the terms of any agreement or loan documents entered into by the Company in order to establish for working capital, compensating balance requirements, contingencies, payments of distributions or the funding of any other cash or capital requirements of the Company. The Manager (and the holder of the Class B interests) voluntarily agreed to (i) increase the Class A interest preferred return from 7.5% to 8.0% and (ii) reduce the interest in the Cash Flow earmarked for the Class B Interests from the amount originally stated in the Company’s Operating Agreement from 70% to 30%.

Because of our current investment strategy, the Company may not experience a positive return on investment for several years after we make an investment in a project. As a result of this approach, the timeframe for when the Company will begin to pay accrued returns to its Members will vary from project to project based on the operating performance of each particular project.

Impact of Covid-19 on Our Business

Since first reported in December 2019, the novel coronavirus that causes the COVID-19 disease has spread globally, including to every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The pandemic has significantly adversely affected U.S. and global economic activity, resulting in a global recession, and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving and, in the United States, certain states and cities, including in our geographic target markets, have reacted by instituting various restrictive measures such as quarantines, restrictions on travel, “stay at home” rules, limitations on the size of gatherings, restrictions on types of business that may continue to operate, and/or restrictions on the types of construction projects that may continue. As a result, the COVID-19 pandemic is negatively affecting almost every industry directly or indirectly and is having an outsized impact on the U.S. real estate industry.

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As noted above, we have not yet acquired any properties for investment. As such, the impact of the pandemic on our business has been limited to our need to evaluate potential investments in light of what he effect the pandemic economic restrictions might have on property occupancies and rental income. We believe that our strategy of investing in properties at below market values or that require repositioning and other enhancements to improve revenues is well suited for this environment. We expect to look for opportunities to acquire interests in properties that will experience significant revenue growth as the US economy recovers from the economic downturn caused by the pandemic.

Results of Operations

For the six-month period ended June 30, 2021

Since we had only commenced limited operations, we did not generate any revenues for the period ended June 30, 2021. We incurred no expenses associated with sales and marketing activities for the period.

For the six-month period ended June 30, 2020

We did not generate any revenues for the period ended June 30, 2020. We incurred expenses associated with sales and marketing activities of $4,800 during the first 6-months of 2020. As a result, we experienced a loss of $4,800 for the period

Assets

As of June 30, 2021, we had current assets of $815,881 consisting of cash on hand of $790,000 and deferred offering costs of 25,000. Cash on hand is associated with the funds we had received from investors in connection with our on-going offering under Regulation A+. This compares to total current assets of $25,000 for deferred offering expenses in the same period of the prior year during which period we had not yet begun fundraising activities.

Liabilities

As of June 30, 2021, we had an outstanding loan from our Manager of $79,365, an increase from the $30,000 outstanding at December 31, 2020. This loan is not in writing and bears no interest. Subsequent to June 30, 2021 the Company has obtained funding in an amount in excess of $1,000,000, as such our Manager has agreed that the loan will convert to a Class B equity interest, thereby increasing the Class B Member’s capital account balance with respect to such interests.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $815,881in assets and total liabilities of $79,365. Of this, $790,000 was cash and the remaining amount was deferred offering costs. As of December 31, 2020, the Company had $25,360 in assets and total liabilities of $34,800. Of this, $360 was cash and the remaining amount was deferred offering costs.

As described above the Company is currently in the process of raising up to $50,000,000 in an offering being conducted under Regulation A+. As of December 31, 2020, the Company had not raised any funds pursuant to the Offering. As of November 2, 2021, the Company has raised $5,040,926 pursuant to the Offering. As such, we have met the $500,000 “Minimum Offering” threshold required pursuant to the terms of our Offering to release subscription funds and commence our investment activities. We believe that the amount we have raised to date in the Offering will be sufficient to fund our expenses over the next twelve months.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on any potential investments we will need to either raise sufficient additional funds in the Offering or be able to borrow adequate funds.

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Related Party Transactions

Since our formation, our Manager has loaned the Company $79,365 on a no interest basis. Of that amount, $79,365 has been utilized for the payment of legal and accounting costs. For additional information about related party transactions, see Item 2 elsewhere in the Semi-Annual Report.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements for the year ended December 31, 2020, regarding concerns about our ability to continue as a going concern and our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors. As a result of our ongoing fundraising activities, we had $790,000 of cash on hand as of June 30, 2021. Accordingly, we believe that we currently have sufficient liquidity to meet our ongoing obligations.

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our Members or investors.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Item 2.	Other Information

Supplement No. 1 to the Company’s Offering Circular

On October 14, 2020, the Registration Statement of Paradyme Equities, LLC (the “Company”) covering the sale of up to 50,000 Class A Interests (“Interests” or “Class A Interests”) at a purchase price of $1,000 per interest, filed under Regulation A+ was declared qualified by the by the Securities and Exchange Commission (the “SEC”). The Company is filing this Supplement No.1 as part of its Semi-Annual Report in lieu of filing a separate Current Report on Form-1-U (“the Supplement No.1”). This Supplement No.1 is being filed in order to update certain of the information contained in the Offering Circular that was included in Part II of the Registration Statement (the “Offering Circular”). For additional information regarding the Company, see the information contained elsewhere in this Semi-Annual Report and in the Company’s Annual Report on Form 1-K for the year ending December 31, 2020, which can be obtained from the Company or can be viewed online at www.sec.gov.

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STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this Supplement No.1, the term “Paradyme”, “we”, “us”, “our” or “the Company” refers to Paradyme Equities, LLC.

We make statements in this Supplement No. 1 to the Offering Circular of Paradyme Equities, LLC, dated October 14, 2020 (the “Supplement”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Supplement or in the information incorporated by reference into this Supplement.

The forward-looking statements included in this Supplement are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our properties and our business;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

●	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

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●	changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	decreased rental rates or increased vacancy rates;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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Business

Overview

Paradyme Equities, LLC is an emerging growth company that was formed on May 16, 2017. Our current focus is to invest in multifamily, self-storage and mixed-use commercial properties. The Company intends on identifying appropriate joint venture partners to locate and develop properties. Our current business strategy is to acquire properties in the United States with a specific focus on markets in the states of Arizona, Arkansas, California, Colorado, Florida, Idaho, Kansas, Missouri, Nevada, Oklahoma, Tennessee, and Texas.

Prior to the start of 2021, we had commenced only limited operations, primarily focused on organizational matters in connection with our offering of Class A Interests pursuant to our Offering Circular under Regulation A+ that was qualified on October 14, 2020. As of November 2, 2021, we have raised a total of $5,040,926 pursuant to such offering. As such, we have met the $500,000 “Minimum Offering” threshold required pursuant to the terms of our Offering to release subscription funds and commence our investment activities. The term of the Offering has been extended by our Manager from the original termination date of October 13, 2021 for an additional six-month period.

Beginning in 2021, we have been actively seeking potential investment opportunities, and have acquired one property and have one potential investment under consideration. See “Investments”.

The Company’s current focus is to invest in multifamily, self-storage and mixed-use commercial properties. The Company intends to operate as a diversified asset equity fund with the intention of entering into joint ventures with highly qualified sponsors with a proven positive track record whose properties will appreciate overtime. We currently anticipate that each project we invest in will be held in a special purpose entity, also known as an “SPE”. The actual terms of our investments will vary from project to project. The properties will be selected based on criteria that includes value add construction, new construction, and development in good locations. Upon completion of construction, it is expected that properties will be managed by third- party property management.

In some circumstances, the Company may elect to purchase commercial properties that have potential to quickly become or are already cash flow positive, meaning properties that have a positive monthly income after all expenses (mortgages, operating expenses, taxes) and maintenance reserves are paid. Nonetheless, the potential acquisition should have the likelihood to appreciate over the holding period. In order to determine if an investment or joint venture with another sponsor is viable, our Manager will undertake a significant amount of due diligence to determine the feasibility of the transaction. In some cases we may choose to act as the sole operator and sponsor.

Our Manager has the authority to invest in any opportunity our Manager sees fit within the confines of any market, marketplace and economy, provided such investments are real estate related and within the investment objectives of the Company. To this end, at some time in the future, the Company may also purchase additional properties or make other real estate investments that relate to varying property types including both operating properties and properties under development.

In most circumstances, the Company will elect to enter into a joint venture agreement with another real estate developer or investor who may have certain resources or opportunities not otherwise available to the Company. In all cases, the debt on any given property must be such that it fits with the investment policies of the Company. We intend on leveraging our properties with no more than 80% of their value.

Management

The Company does not have any employees, but relies on services provided by the Manager and its affiliates. The Company’s Manager is Paradyme Asset Management, LLC (or “PAM”). The Company operates under the direction of Mr. Ryan Garland, who is the sole principal and Managing Member of our Manager. In addition to Mr. Garland, PAM has nine (9) employees, which are provided to PAM pursuant to an employee sharing arrangement with PAM’s sole member Paradyme Funding, Inc. All employee overhead is paid for by Paradyme Funding, Inc. Currently, Mr. Garland devotes a significant portion of his working hours to our Company without a salary. See the section herein entitled “Directors and Officers” for more information about Mr. Garland. For information concerning the prior performance of investment programs similar to that of the Company that were sponsored by our Manager or its affiliates, see “Prior Performance” beginning on page 67 of our Offering Circular.

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We plan to use consultants, attorneys, accountants, and other personnel, as necessary. We believe the use of non-salaried personnel allows us to expand our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the Offering will be charged to the Company. For example, any costs associated with raising capital such as escrow, transfer, marketing, audit, legal, and technology fees will be borne by the Company. However, those costs associated with the overall management of the Company and the management and acquisition of the properties shall be borne by the Manager, except for those capitalized expenses related to specific properties.

Membership Interests and Distributions

We have two classes of membership interests, Class A Interests and Class B Interests. The terms of the Class A Interests and the Class B Interests are governed by the Company’s Operating Agreement (“Operating Agreement”) as may be amended from time to time. We are currently offering up to 50,000 Class A Interests at a purchase price of $1,000 per interest pursuant to our Offering Circular that was declared qualified by the Securities and Exchange Commission (the “SEC”) on October 14, 2020 (the “Offering Circular”). As of October, 31, 2021, there were 5,041 units of Class A Interests outstanding that were held by a total of 75 investors. For organizing the Company, business plan development, putting together this Offering, initial capitalization, and other related services, the Manager was granted 100% of the Class B Interests in our Company at zero cost.

The Class B Interests held by the Manager entitles the Manager to receive 30% of the remaining Cash Flow after the holders of the Class A Interest have received a cumulative, non-compounded preferred return of 8.0% per annum on their Capital Contributions (the “Preferred Return”). Cash Flow, as defined, means, with respect to any period of the Company’s operation, the gross cash receipts of the Company, including funds released from reserves, reduced by the sum of the following: (a) all principal and interest payments and other sums paid on or with respect to any indebtedness of the Company, (b) all cash expenditures incurred incident to the operation of the Company’s business, including without limitation, any capital expenditure, (c) all amounts due the Manager, and (d) such cash reserves as the Manager shall from time to time designate or as may otherwise be required by the terms of any agreement or loan documents entered into by the Company in order to establish for working capital, compensating balance requirements, contingencies, payments of distributions or the funding of any other cash or capital requirements of the Company.

The Manager (and the holder of the Class B interests) voluntarily agreed to (i) increase the Class A interest preferred return from 7.5% to 8.0% and (ii) reduce the interest in the Cash Flow earmarked for the Class B Interests from the amount originally stated in the Company’s Operating Agreement from 70% to 30%.

Further information about the rights and obligations of the holders of the Class A Interests, the Class B Interests and the Manager can be found in our Offering Circular at “Summary of Operating Agreement” beginning on page 56, which may be accessed at www.sec.gov.

Objectives

The Company has definite objectives to fulfill its strategy. These include:

●	Penetrate the market of providing real estate opportunities for qualified individuals and/or business entities interested in achieving financial success by taking advantage of real estate investment opportunities across the United States (however, the Company will not limit itself geographically); and

●	Increasing profits as allowed by market conditions.

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Investment Strategy

The Company will look to invest in and develop a diversified portfolio of properties, including, but not limited to investments in multifamily properties, self-storage and mixed-use commercial properties, which may include raw land to be developed in connection with our investment. We will seek to make our investments in geographic locations characterized by favorable economic and population growth demographics. We believe such focus on high growth demographics will give us a competitive advantage. The Company may acquire properties directly or indirectly either as the sole owner or through joint ventures with qualified third parties or with affiliates of our Manager, Paradyme Asset Management, LLC. You should note that the Company has the right to change its investment focus at any time without the approval of its members.

We believe that there is an opportunity to create attractive total returns by employing a strategy of investing in a portfolio of such investments that are well selected, managed and disposed of at optimal times. We intend to target investments in properties where there exists compelling characteristics that offer the potential for above-market returns. These characteristics include properties with high quality construction that are located in desirable locations that should enable us to attract quality tenants at favorable rental rates. We believe properties with these types of characteristics are generally located in central business districts or suburban markets of primary and secondary metropolitan cities located in the states of Arizona, Arkansas, California, Colorado, Florida, Idaho, Kansas, Missouri, Nevada, Oklahoma, Tennessee, and Texas.

To this end, the Company’s overall strategy is to:

●	Identify viable real estate transactions in communities/quality locations in the Company’s target markets, where the Company can add significant value through third-party hands-on management and/or appreciation potential;

●	Buy those communities or other properties at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;

●	Make physical alterations and other improvements to those communities or properties, where the Company can achieve significant benefit with minimal capital outlay; and

●	Through third-party management, increase the rents to increase the overall value of the property.

Due Diligence and Feasibility Assessment

When the Company identifies a location or a potential property, it will typically secure the necessary financing, sign a contract and place an escrow deposit with a designated escrow agent. The Company will take the time it believes is necessary to complete all its due diligence with respect to the property including: site inspections, reviewing all leases, income and expenses associated with the property, as well as the feasibility of securing a first mortgage on the property. After the due diligence process has been completed, the Company will make a determination as to whether the property is suitable for investment. If we determine that the property is not suitable for investment, we will terminate the contract and look for another opportunity. If the property is suitable for investment, the Company will typically seek to close the investment within 45 to 60 days. The Company intends to make its investments through the use of “special purpose entities,” also known as “SPEs.” The SPEs will hold title to our property acquisitions. The Company, in turn, will invest in the SPE.

Acquisition of Properties

The Company intends to locate appropriate sponsors in key markets to joint venture with as a means of acquiring properties located throughout the United States. Specifically, the Manager will search for a variety of multifamily and commercial properties in Arizona, Arkansas, California, Colorado, Florida, Idaho, Kansas, Missouri, Nevada, Oklahoma, Tennessee, and Texas.

The Company intends to employ a rigorous underwriting process including proper due diligence, market valuation studies, and total return analyses. The Company plans to primarily invest in properties with strong and stable cash flow, with opportunities to quickly improve the properties market value post acquisition. The Company intends to look for ways to improve the net operating income of each investment by improving revenue and operating margins, with the goal of increasing property value.

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As a means of achieving above average returns, the Company intends to acquire properties at a discount to market prices and/or that at the time of acquisition may not have positive cash flows. These properties may require operating and physical improvements, such as strategic capital upgrades, renovations, market repositioning, rebranding or improved management and operating efficiencies. The Company may also invest in properties that require ground-up construction and development, and thus, will require time in order to generate revenue and stabilized cash flow.

Because of this investment strategy, the Company may not experience a positive return on investment for several years after acquisition. As a result of this approach, the timeframe for when the Company will begin to pay accrued returns to its Members will vary from project to project based on the operating performance of each particular project.

Identifying Properties for Purchase

The Company’s Manager will use its extensive network and highly specialized criteria for identifying, quantifying and qualifying investment opportunities.

The Manager intends to saturate its extensive relationships and network in each identified market to identify the very best opportunities. The Manager has established and maintained a comprehensive network of developers, banks, brokers, and other financial institutions that allow a strong market presence in our target markets and robust market intelligence, strengthening our ability to identify properties within our investment criteria, often before entering into a market. We believe that this access to local knowledge and a network of professionals with deep knowledge of our target asset classes, gives us a competitive and strategic advantage over other real estate investors.

The Managers goal is to use this network to identify the right property in the right market and potentially acquire the target property prior to the investment opportunity becoming known to the general investment market.

Joint Venture Partners and Co-Investment with Affiliates of Our Manager.

The Company may acquire properties or other real estate related investments from, or invest, co-invest, joint venture or participate with, affiliates of our Manager or other real estate developers and investors, as determined by the Manager in its sole discretion. The purchase price of any property or real estate related investment acquired from or sold to an affiliated party will be based upon the fair market value of the asset established by a third-party appraisal or fairness opinion that is dated within the last 120 days prior to the transaction.

The Manager has relationships with real estate entrepreneurs (“co-sponsors”) with whom it may, in some limited circumstances, seek to co-invest, joint venture or otherwise participate with in certain investments that either the Company identifies, or the co-sponsor identifies. In the event of such co-investments or participation, including transactions with affiliates, the Manager will seek to secure such investments on behalf of the Company so that it is within the investment and return goals of the Company.

However, in some instances, these co-sponsors may require a right to receive a priority or pari-passu return. In such event, the Manager will have the discretion to decide if the projected returns to the Company, after risk adjusting for such priority, warrant proceeding with the investment.

When and if the Manager utilizes its relationships with such co-sponsors, separate promote structures may be established between the Manager and the co-sponsor or participant, which may directly benefit the Manager or an affiliate of the Manager, separate from any compensation the Manager may earn as Manager of the Company. Any separate benefit shall be paid directly to the Manager or by the co-sponsors and participants, and not from Company funds or its Manager.

In some circumstances, the Manager may elect to co-invest with a third-party that the Manager also controls or has some control over. The Company will take the same approach with such affiliated party as if entering into the transaction with an independent co-sponsor. The Company may have a “co-development” agreement with the affiliated co-sponsor that provides the Company with parallel project management rights to reduce execution risk.

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Financing Strategy

Once the proceeds of our Offering have been fully invested, the Company expects our debt financing will be in the range of approximately 80% of the aggregate value of our real estate investments and other assets. Financing for acquisitions, development, construction and all related to the investments may be obtained at the time an asset is acquired or an investment is made or at such later time as our Manager determines to be appropriate.

In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs, including the payment of distributions. It is our current intention to limit the amount of debt we place on an individual property or related to a particular investment, including our pro rata share of the amount of debt incurred by any property we joint venture or co-invest in, will be approximately 80% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors. In the aggregate, we intend to limit our borrowing to no more than 80% of the value of our assets.

Asset Management Strategies

The Company intends that it will make investments in and manage a diverse portfolio of properties for at least three (3) to four (4) years from the date of its first investment. It is the Company’s current intention is to have liquidated its entire property investment portfolio by the end of said holding period. At the sole election of the Manager, the expected three (3) to four (4) year time horizon can be extended for successive additional one-year period depending upon the operating performance of the particular project and trends in the applicable real estate market segment, with the goal to optimize the Company’s return on such project. The Company’s determination of the appropriate time to dispose of any particular investment property will be based upon the analysis of variety of factors with the goal of optimizing the investment return for each property.

Investment Holding Periods and Exit Strategies

During the initial 12-48 months of owning and managing a property, the Company will analyze the market conditions in the area where the project is located. Simultaneously, we will investigate current interest rates. The Company will then determine whether the property should be maintained, refinanced, restructured (i.e. condominium conversion), or sold (disposition).

The Manager currently intends to operate the Company for up to four (4) years. The Manager may employ multiple exit strategies including, but not limited to, the following:

●	Sale of Properties. If the market allows for a successful sale of the properties to third parties or to Affiliate of the Manager so that the Members may realize appreciation, the Company will look to sell all of the properties owned by the Company to such third-party or Affiliates of the Manager.

●	Refinance the Properties and hold. The Manager expects the Properties owned by the Partnership will have leverage not to exceed a 80% loan-to-value (“LTV”) ratio. If the then appraised values of the Properties show all Members may receive: a) their return of capital, and b) realized appreciation on the properties, the Company may elect to refinance the properties and return capital and any remaining appreciation.

●	Sale to a Public Real Estate Investment Trust. The Manager may find that the properties are attractive purchases for certain public Real Estate Investment Trusts. The Manager may elect to a) sell the properties outright to the individual trust; b) sell the properties to the real estate investment trust in exchange for equity in the trust (stock) and cash (depending on the appreciation value); or c) create its own real estate investment trust to which the properties may be sold or exchanged. Note: if the Members were to receive stock of the purchaser real estate investment trust in exchange for their Interests, the Members may be able to sell their shares on the public exchange of which the public real estate investment trust is traded, so long as it is traded.

●	Bulk Portfolio Sale to an Institution. The Company may find an institution is interested is interested in purchasing all of the Company’s properties. The Manager may elect to take such an option, even at a discount, to insure that all properties are sold in a timely fashion and so long as it is in the best interest of the Company.

The Company will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular (beginning on page 12) filed with the SEC, which may be accessed at www.sec.gov, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Membership Interests

Investments

As of the date of this Supplement, the Company has invested in one development project and is currently evaluating the one other investment opportunity. The Manager has the right to terminate the Offering at any time. In such event, the Company’s investment portfolio will consist of only those properties that have been acquired at the time the Offering terminates or are to be acquired with funds already raised by the Company at the time of termination.

Acquired Properties

Havasu RV/Boat Luxury Storage Condominium Project

On September 9, 2021, the Company completed a $4 million equity investment in a luxury 208 unit condominium development project for RV and Boat storage on a 224,000 square foot site in Lake Havasu City, Arizona. The purchase price was $2,500,000. We are currently looking to obtain a third-party loan in the amount of $9,200,000 to pay for a portion of the cost of developing the project. The current total project cost is estimated at approximately $25,000,000. We are fully entitled; steel has been ordered and have begun the site grading. We currently expect the project to be fully developed within 30 months and resold in within 36 months. Sales will begin once the construction of that phase is completed. Our current anticipated exit strategies are to either resell all of the condominium units or resell a portion of the units while keeping the remaining units as long-term rental units with lease periods in excess of twelve (12) months.

According to Mordor Intelligence Research, the valuation of the self-storage market reached $87.65 billion in 2019. By 2025, that valuation is expected to grow to $115.62 billion. The project is also located within an “Opportunity Zone”. An Opportunity Zone is a designation and investment program created by the Tax Cuts and Jobs Act of 2017 allowing for certain investments in lower income areas to have tax advantages.

Properties under Evaluation

We can provide no assurance that we will successful conclude any investment in all or any one of the projects listed below. We believe this project has unique and compelling investment characteristics that fit within our investment strategy and are indicative of the types of investment opportunities we are currently seeking.

Pine Street Project

We are currently evaluating a potential $ 1.9 million investment opportunity in the Pine Street Apartments in San Antonio, Texas being developed by Figurd, LLC. The Company has currently executed an Engagement and Feasibility Agreement with Figurd, LLC, and, if we determine to proceed, we expect to close the investment by the end of November 2021.

The Pine Street Apartments will be a 21-unit urban infill apartment complex in a neighborhood currently experiencing high growth and renewal. Pine Street Apartments is located on a corner lot with alley access. This three-floor, 29,000 square foot residential condominium project will offer 100% market-rate units. The community will be equipped with an outdoor elevator, green walls, a private dog run, rooftop patio, and 42 parking spaces. Since the Property is located within a city-initiated tax increment reinvestment zone (TIRZ) program, it is possible that amenities such as the public micro park and photovoltaic carport may be funded by the program. Reimbursement for infrastructure and facades are also eligible, resulting in a total TIRZ program-funding package expected to be approximately $300,000. Application to the program will be filed with the city upon formation of the investment group.

15

Located within the original 36 miles of the City of San Antonio, it is adjacent to the thriving Midtown and Downtown districts. The properties are entitled and the project reflects a comprehensive neighborhood plan with many of the amenities and characteristics sought by urban dwellers. The Project is seven blocks from the Pearl Entertainment District, which is San Antonio’s premier destination and two blocks from Fort Sam Houston, a medical professional services employer of approximately 32,000. San Antonio Colleges, Credit Human, and Jefferson Bank have recently relocated their headquarters nearby and provide approximately 559,000 additional square feet of office space and 132,000 additional square feet of mixed-use space.

This high-end boutique project is currently expected to cost approximately $8,516,720, or $405,558 per unit to build. The first four months will be dedicated to land acquisition, design, engineering, and construction contract negotiation. Construction is expected to commence in month 5 and be completed by month 16. The property will host a combination of two and three bedroom units that will be either 1,250 square feet or 1,500 square feet in size. While unit sizes may be slightly larger than common in the industry, they are typical of this high-end district that attracts a renter who demands more space and comfort. The targeted rent for this property is expected to be in the range of $1.95 per square foot per month for the 1,500 square foot units and $2.05 per square foot per month for the 1,250 square foot units. These rents are comparable to the surrounding market.

San Antonio is one of the fastest-growing regions in nation, home to 4.5 million people and expected to grow to between 6.0 to 7.0 million by 2030 and over 9.0 million by 2050, becoming part of a single mega-metro area with Austin. San Antonio’s population of 13 combined counties is expected to grow by approximately 55% over the next decade, while the metro area’s combined current GDP of $278 billion is comparable to the economy of Egypt.

Sources: 1) Sabor May 2021; 2) FHA House Price Index

Directors and Officers

The following table shows the name and age of the sole principal of Paradyme Asset Management, LLC, our Manager, which is responsible for the day-to-day operations of the Company, and the positions held by such individual:

Name	Age	Title
Ryan Garland	37	Chief Executive Officer and President

Mr. Garland is the sole decision maker of Paradyme Asset Management, LLC, which is the Manager of the Company. All business and affairs of the Company are managed by the Manager. The Manager directs, manages, and controls the Company to the best of its ability and has full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business goals and objectives of the Company. In addition to Mr. Garland, the Manager has nine (9) employees, which are provided to PAM pursuant to an employee sharing arrangement with PAM’s sole member Paradyme Funding, Inc. The rights and duties of the Manager is described in the “Summary of Operating Agreement” beginning on page 56 of our Offering Circular.

Ryan J. Garland (Age 37), Chief Executive Officer

Mr. Garland is the Founder and has served as the Managing Member of Paradyme Asset Management, LLC (“PAM”), our manager, since its formation in 2020 and as Chief Executive Officer of Paradyme Funding, Inc. Paradyme Funding, Inc. primarily serves as a mortgage broker focusing on hard money loans throughout Southern California and on raising capital to invest in, operate and manage a diverse range of real estate properties. Prior to founding Paradyme Funding, Inc., from 2014 to 2015, Mr. Garland served as the Vice President and as a loan officer at Legacy Private Funding, Inc., a hard money lender, where he oversaw fund raising, loan origination and loan underwriting. From 2011 to 2013, Mr. Garland served as a loan officer for Pelorus Equity Group and from 2013 to 2014, he served as a loan officer for Anchor Loans. Mr. Garland has overseen the funding, origination, underwriting and closing of approximately $1.5 billion in private and commercial loan transactions.

16

Security Ownership of Management and Certain Securityholders

The following table presents information regarding the Company’s investors as of November 2, 2021, by our Manager, our Manager’s Managing Member and sole principal; and any equity holder known by us to beneficially hold 10% or more of the Company’s equity interests:

Name	Number of Class A Interests**	% of Class A Interests	Number of Class B Interests	% of Class B Interests
Paradyme Asset Management, LLC*	0.00	0.00	NA	100%

* Ryan Garland, who is the sole principal, Chief Executive Officer and Managing Member of our Paradyme Asset Management, LLC, our Manager, has dispositive control over 100% of the Class B Interests that are owned by Paradyme Asset Management, LLC. The business address for Paradyme Asset Management, LLC is 43620 Ridge Park Drive #310, Temecula, California 92590.

** As of November 2, 2021, there were 5,041 units of Class A Interests outstanding that were held by a total of 75 Members.

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this Supplement.

Interest of Management and Others in Certain Transactions

Our Manager and its affiliates, will receive fees and expense reimbursements for services relating to the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our Class A Interests.

Form of Compensation	Basis for Fee	Amount of Fee

Acquisition-Investment Fee	Fees payable to the Manager as funds are invested into properties or other investment opportunities.	2.0% of the amount of funds invested into any property acquisition or other investment opportunity.

Annual Management Fee	Fees payable to Manager for its services in running the day-to-day business and operations of the Company	Up to 2% of the funds invested in properties or other investment opportunities on an annual basis.

Carried Interest*	Interest payable to the Manager on account of its holding of 100% of the Class B Interests.	Profit sharing of 30% of distributable cash flow that is available after the Class A Interest holders have received their stated Preferred Return.

17

* The Manager (and the holder of the Class B interests) voluntarily agreed to (i) increase the Class A interest preferred return from 7.5% to 8.0% and (ii) reduce its Carried Interest Fee from the amount originally stated in the Company’s Operating Agreement from 70% to 30%..

Unpaid Management Fees will accrue as an account payable to the Manager. The Manager may elect to pay accrued Management Fees to the Manager at any time, at the sole discretion of the Manager. For organizing the Company, business plan development, putting together this Offering, initial capitalization, and other related services, the Manager has been awarded 100% of the Class B Interests in our Company at zero cost. The principals of our Manager have agreed to provide services to us without cash compensation until such time that we have sufficient earnings from our revenue. The Manager rights are set forth in the Operating Agreement. The Manager has the sole and exclusive power and authority to manage all aspects of the business of the Company.

The Class B Interests held by the Manager entitles the Manager to receive 30% of the remaining Cash Flow after the holders of the Class A Interest have received a cumulative, non-compounded preferred return of 8.0% per annum on their Capital Contributions (the “Preferred Return”). Cash Flow, as defined, means, with respect to any period of the Company’s operation, the gross cash receipts of the Company, including funds released from reserves, reduced by the sum of the following: (a) all principal and interest payments and other sums paid on or with respect to any indebtedness of the Company, (b) all cash expenditures incurred incident to the operation of the Company’s business, including without limitation, any capital expenditure, (c) all amounts due the Manager, and (d) such cash reserves as the Manager shall from time to time designate or as may otherwise be required by the terms of any agreement or loan documents entered into by the Company in order to establish for working capital, compensating balance requirements, contingencies, payments of distributions or the funding of any other cash or capital requirements of the Company.

The Company utilizes office space provided at no cost from our Manager. Office services are also provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include the following:

●	Our Manager manages other investment opportunities and funds outside of the Company, including those that have similar investment objectives as the Company.

●	The Manager will most likely enlist the services of third party managers in order to manage our assets. The Manager will seek to compensate third party services providers at market rates.

●	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.

●	Our Members may only remove our Manager for “cause” following the affirmative vote of Members holding 75% of the Class A interests. Unsatisfactory financial performance does not constitute “cause” under the operating agreement.

18

Allocation of Investment Opportunities

We rely on our Manager’s management team to act on behalf of our Manager to identify suitable investments. Our Manager’s other sponsored funds and entities also rely on these same key real estate professionals. Our Manager has in the past, and expects to continue in the future, to offer other investment opportunities including offerings that acquire or invest in real estate assets similar to our targeted assets. These additional programs may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one program, our Manager will allocate it using its reasonable business judgment. Any allocation of this type may involve the consideration of a number of factors that our Manager determines to be relevant. The factors that our Manager’s real estate professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

●	the investment objectives and criteria of our Manager and other entities;

●	the cash requirements of our Manager and other entities;

●	the effect of the investment on the diversification of our Manager’s and other entities’ portfolio by type of investment, and risk of investment;

●	the policy of our Manager and other entities relating to leverage;

●	the anticipated cash flow of the asset to be acquired;

●	the income tax effects of the purchase on our Manager or the other entities;

●	the size of the investment; and

●	the amount of funds available to our Manager or the other entities.

If a subsequent event or development causes any investment, in the reasonable opinion of our Manager’s real estate professionals, to be more appropriate for another entity, they may offer the investment to such entity.

Except as otherwise required by any conflict policies that may be adopted from time to time by our Manager, neither the Manager, its affiliates, nor any other investment program opportunity sponsored by our Manager or its affiliates has any duty, responsibility or obligation to refrain from:

●	engaging in the same or similar activities or lines of business as any program;

●	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program;

●	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program;

●	establishing material commercial relationships with another program; or

●	making operational and financial decisions that could be considered to be detrimental to another program.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another.

19

Other Information

On May 24, 2021, the Company entered into a Broker-Dealer Agreement with The Dalmore Group, a registered broker-dealer (“Dalmore”), pursuant to which Dalmore will provide operations and securities compliance services for the Company in connection with the Company’s Regulation A plus Offering.

Services. Dalmore’s services to the Company will include the following:

●	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a Member;

●	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investors participation;

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance under the agreement (e.g. as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

●	Such services will not include providing any investment advice or any investment recommendations to any investor.

Compensation. As compensation for the services to be provided, Dalmore will be entitled to a fee equal to one hundred (100) basis points on the aggregate amount of funds raised by the company in the Offering; such fee to begin once a No Objection Letter for the Offering has been issued by FINRA Corporate Finance. Dalmore will also be entitled to a one time due diligence payment for out of pocket expenses of $5,000.

Dalmore will also provide ongoing general consulting services relating to the Offering, such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay Dalmore a one-time Consulting Fee of $20,000 for these additional services, which will be due and payable immediately after FINRA issues its No Objection Letter.

Indemnification.

The Company has agreed to indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, “Losses”), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, “Proceedings”) to the extent they are based upon (i) a breach of the Broker-Dealer Agreement by the Company (ii) the wrongful acts or omissions of the Company, or (iii) the Offering.

Likewise, Dalmore has agreed to indemnify and hold the Company, the Company’s affiliates and the Company’s representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent they are based upon (i) a breach of the Broker-Dealer Agreement by Dalmore or (ii) the wrongful acts or omissions of Dalmore or its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under the Broker-Dealer Agreement.

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Item 3. Financial Statements

PARADYME EQUITIES, LLC

(a California limited liability company)

Consolidated Financial Statements

(Unaudited)

For the six-month period ended June 30, 2021

21

PARADYME EQUITIES, LLC

As Of June 30, 2021

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

22

PARADYME EQUITIES, LLC

Balance Sheets

For the Six-Month Periods Ending June 30, 2021 and the Year Ending December 31, 2020

	2021	2020
Assets
Current Assets
Cash	790,881	360
Deferred offering cost	25,000	25,000
Total Current Assets	815,881	25,360
Fixed Assets
Paradyme Funding Inc-Cap	250,000	0
Total Fixed Assets	250,000	0

Total assets	1,065,881	25,360

Liabilities and Members’ Equity
Current Liabilities
Due to manager	79,395	30,000
Total Current Liabilities	79,395	30,000

Membership Interest	(9,440)	(4,640)
Members Investments	995,926
Total Equity	986,486	(4,640)

Total Liabilities and Members’ Equity	1,065,881	25,360

F-1

PARADYME EQUITIES, LLC

Statement of Operations

For the Six-Month Periods Ending June 30, 2021 and June 30, 2020

	2021	2020
Revenues	0	0
Operating Expenses Sales & marketing expenses	0	4,800
Total Operating Expenses	0	4,800
Operating loss	0	(4,800)
Income tax	0	0
Net loss	0	(4,800)

F-2

PARADYME EQUITIES, LLC

Statements of Members’ Equity (Deficit)

For the Six-Month Periods Ending June 30, 2021 and June 30, 2020

Total Members’
Equity (Deficit)
Balances - December 31, 2019	(4,640)
Balances – June 30, 2020	(9,440)
Balances - December 31, 2020	(9,440)
Balances - June 30, 2021	(9,440)

F-3

PARADYME EQUITIES, LLC

Statement of Cash Flows

For the Six-Month Periods Ending June 30, 2021 and June 30, 2020

	2021	2020

Cash Flows from Operations
Net income (loss)	0	(4,800)
Adjustment to net income (loss)	0
Changes in assets and liabilities	1,040,521
Total Cash Flow from Operations	1,040,521	(4,800)

Cash Flows from Investments		0
Paradyme Funding Inc-Cap	(250,000)
Total Cash Flows from Investments	(250,000)	0

Cash Flows From Financing
Proceeds from affiliate borrowing	0	4,800
Total Cash Flows from Financing	0	4,800

Total Cash Flows	790,521
Beginning Cash Balance	360	360
Ending Cash Balance	790,881	360

F-4

PARADYME EQUITIES, LLC

Notes to the Financial Statements

Six-Months ended June 30, 2021

NOTE 1 - NATURE OF OPERATIONS

Paradyme Equities, LLC is an emerging growth company that was formed on May 16, 2017. Our current focus is to invest in multifamily, self-storage and mixed-use commercial properties. The Company intends on identifying appropriate joint venture partners to locate and develop properties. Our current business strategy is to acquire properties in the United States with a specific focus on markets in the states of Arizona, Arkansas, California, Colorado, Florida, Idaho, Kansas, Missouri, Nevada, Oklahoma, Tennessee, and Texas.

Prior to the start of 2021, the Company had commenced only limited operations, primarily focused on organizational matters in connection with our offering of Class A Interests pursuant to our Offering Circular under Regulation A+ that was qualified on October 14, 2020. As of November 2, 2021, the Company has raised a total of $5,040,926 pursuant to such offering. The term of the Offering has been extended by the Company from the original termination date of October 13, 2021 for an additional six-month period.

Beginning in 2021, the Company has been actively seeking potential investment opportunities, and have acquired one property and have one potential investment under consideration. See “Investments” under Item 2 in the Company’ Semi-Annual Report.

Since inception in 2018 through June 30, 2021, the Company has relied on funding from the manager to fund its business and costs. Based on this factor, our independent auditors included an explanatory paragraph in their report on the accompanying financial statements for the year ended December 31, 2020, regarding concerns about our ability to continue as a going concern and our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors. As a result of our ongoing fundraising activities, we had $790,000 of cash on hand as of June 30, 2021. Accordingly, we believe that we currently have sufficient liquidity to meet our ongoing obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

F-5

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions in imports, competition, or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2020, we had $790,000 of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

F-6

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2021, the Company maintained fixed assets with a net book value of $0.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

●	Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
●	Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes. Items of income, loss, credit, and gain are passed through to the members of the Company. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

F-7

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue has not yet been earned by the Company.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a partnership for federal income tax purposes. The Company has incurred tax losses since inception; however, valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company had 45 members as of August 31, 2021.

NOTE 5 –DEBT

Due to Affiliate

The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

F-8

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company’s management, any liability resulting from such litigation would not be material in relation to the Company’s consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

The Company is early stage in its growth and relies heavily on contributions from the membership group to cover expenses, perform marketing, and other core functions.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – SUBSEQUENT EVENTS

Reg A+ Securities Offering

On October 14, 2020, the Registration Statement of Paradyme Equities, LLC (covering the sale of up to 50,000 Class A Interests at a purchase price of $1,000 per interest, filed under Regulation A+ (Tier 2) was declared qualified by the by the Securities and Exchange Commission (the “SEC”). As of November 2, 2021, the Company has raised a total of $5,040,926 pursuant to such offering. The term of the Offering has been extended by the Company from the original termination date of October 13, 2021 for an additional six-month period.

Management’s Evaluation

Management has evaluated subsequent events through October 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-9

INDEX TO EXHIBITS

Exhibit	Title	Filed Date	Form Type
EX 1K-2A CHARTER	ARTICLES OF ORGANIZATION	*	1-SA
EX 1K-4 SUBS AGMT	SUBSCRIPTION AGREEMENT	*	1-SA
EX 1K-6 MAT CTRCT	OPERATING AGREEMENT	*	1-SA

* Previously filed with Form 1-A/A on September 21, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Temecula, California on November 8, 2021.

Paradyme Equities, LLC

By:	Paradyme Asset Management, a California limited liability company, its Manager

By:	/s/ Ryan J. Garland
Name:	Ryan J. Garland
Title:	Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semi-Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan J. Garland	Principal Executive Officer	11/8/2021

/s/ Ryan J. Garland	Principal Financial Officer and	11/8/2021
Principal Accounting Officer

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